SF 609                              Page 1                           SAMPLE

                           ACCELERATED BENEFITS RIDER




This rider is part of Your policy. All policy definitions, provisions, and exceptions apply to this rider unless changed by this rider. The Effective Date is the same as the policy date unless another date is shown on the current Data Pages.

BENEFIT

We will pay an accelerated benefit if the Insured is terminally ill, subject to the provisions of this rider. The maximum accelerated benefit You may receive is the lesser of:

1.   Your Total Face Amount shown on the current Data Pages; or

2. 75% of the eligible face amount minus any outstanding policy loans, unpaid loan interest and previously paid accelerated benefit.

We will pay the accelerated benefit as a lump sum. Payments other than as a lump sum may be made at Your request, subject to Our approval. The minimum amount of any payment is $500.00. We may charge a one time administrative expense fee up to the maximum which is shown on the current Data Pages.

ELIGIBLE FACE AMOUNT

The eligible face amount equals Your death benefit as defined in the policy.

INTEREST CHARGE

We charge interest on the amount of the accelerated benefit. The interest accrues daily at the same interest rate as the policy Loan Account interest rate shown on the current Data Pages. On the policy anniversary, the accrued interest will be added to the accelerated benefit and bear interest at the rate then in effect. Additional interest will not accrue if the accelerated benefit plus accrued interest equals the Eligible Face Amount.

EFFECT ON YOUR POLICY

The accelerated benefit will first be used to repay any outstanding policy loans and unpaid loan interest. The accelerated benefit plus its accrued interest will be treated as a lien against the policy values. Your access to the Net Surrender Value of Your policy through policy loans, partial surrenders or full surrender is limited to any excess of Net Surrender Value over the accelerated benefit and its accrued interest. Death proceeds, as defined in the policy, will be reduced by the amount of the accelerated benefit plus accrued interest. Any benefits payable under riders attached to Your policy, other than the Supplemental Benefit Rider, are not affected by any benefit paid under this rider.

PROOF OF TERMINAL ILLNESS

We will pay an accelerated benefit to You after We receive proof satisfactory to Us that the Insured's life expectancy is 12 months or less from the date We receive Notice requesting an accelerated benefit. This proof must include the certification of a licensed physician, who is not yourself or a member of Your family. We reserve the right to obtain a second medical opinion at Our expense.






CLAIMS

You may request an accelerated benefit by sending Us Notice. Upon receipt of Your Notice, We will provide a claim form within 10 working days.

CONDITIONS

The payment of any accelerated benefit is subject to the following conditions:

1.   The policy must be in force.

2.   The policy must not be assigned except to Us as security for a loan.

3. The payment of an accelerated benefit must be approved by any irrevocable beneficiary.

4. This rider provides for the accelerated payment of the death proceeds of Your policy. This is not meant to cause You to involuntarily access proceeds ultimately payable to the beneficiary. Therefore, You are not eligible for this benefit:

     a. If You are required by law to use this benefit to meet the claims of creditors, whether in bankruptcy or otherwise; or

     b. If You are required by a government agency to use this benefit in order to apply for, obtain, or otherwise keep a government benefit or entitlement.

TERMINATION

This rider ends on the first of:

1.   The termination of Your policy; or

2. Our receipt of Your Notice to cancel this rider. We may require You to send Your policy to Our office to record the cancellation.

REINSTATEMENT

This rider may be reinstated as part of Your policy.




President and Chief Executive Officer